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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MetLife Investors Distribution Company
200 Park Avenue
New York, NY 10166

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership ("Form SIPC-3") for the year ended December 31, 2025. Management of MetLife Investors Distribution Company (the "Company") is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC (the "specified parties") in evaluating the Company's compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970, for the year ended December 31, 2025, as noted on the accompanying Form SIPC-3. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness or the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, to the Total Revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, noting a difference of $1,276,087 which relates to interest income and other revenues.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the attestation standards established by the American Institute of

Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 23, 2026

MetLife Investors Distribution Company

Schedule of Form SIPC-3 Revenues for the Period from January 1, 2025 to December 31, 2025

Amount ($)	Business activities through which revenue was earned
$ -	Business conducted outside the United States and its territories and possessions
$ -	Distribution of shares of registered open-end investment companies or unit investment trusts
$ 30,069,701	Sale of variable annuities
$ 14,639,511	Insurance commissions and fees
$ -	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$ -	Transactions in securities futures products
$ 44,709,212	**Total Revenues**

Note: Above amount excludes the other revenues of $1,276,087